Exhibit 99.1

Aphria Inc. Announces Closing of $100 Million Strategic Investment from Institutional Investor

LEAMINGTON, ON, Jan. 31, 2020 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that it closed its previously announced strategic investment from an institutional investor (the "Significant Investor") for aggregate gross proceeds to the Company of C$100,000,001 (the "Offering").

Pursuant to the Offering, the Significant Investor has agreed to purchase 14,044,944 units of the Company at a price of C$7.12 per unit. Each unit is comprised of one common share of Aphria and one-half of one common share purchase warrant of Aphria. Each warrant will entitle the Significant Investor to acquire one common share at a price of $9.26 for a period of 24 months from the closing date of the Offering.

As previously disclosed, the Company intends to use the net proceeds from the Offering to finance international expansion, working capital and general corporate purposes.

The units and the securities comprising the units are being offered pursuant to a shelf registration statement (including a prospectus) previously filed with and declared effective by the U.S. Securities and Exchange Commission (the "SEC") on November 26, 2019 and, in Canada, will be offered and sold in Ontario only by way of a prospectus supplement.

"We are pleased to be closing this successful $100 million strategic investment that reinforces confidence in our business and management team," said Irwin D. Simon, Chief Executive Officer. "Importantly, now with nearly $600 million, our balance sheet has been further strengthened and will continue to support us as we execute upon our strategic plan for continued growth."

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration and qualification under the securities law of such jurisdiction.

Copies of the prospectus supplement and shelf registration statement are available relating to a particular offering will be available, under Aphria's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, respectively.

We Have a Good Thing Growing

About Aphria

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws and are expressly qualified by this cautionary statement. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "will," "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to the planned use of the proceeds from the Offering. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and perception of trends of management and its beliefs with respect to future events, as at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; safety of derivative cannabis products; currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should consider as other factors discussed under the heading "Risk Factors" in Aphria's most recent Annual Information Form and under the heading "Industry Trends and Risks" and in Aphria's Management's Discussion and Analysis for the three months ended November 30, 2019, each available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.  Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 10:27e 31-JAN-20